SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayer ID (CNPJ/MF) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
Authorized Publicly-Traded Company - CVM 016390

CALL NOTICE

GENERAL EXTRAORDINARY MEETING

The Shareholders of TAM S.A. (“Company”) are hereby invited to attend the meeting at 10.30 a.m. on November 03rd, 2010, at the corporate headquarters in the City of São Paulo, State of São Paulo, at Av. Jurandir, n.° 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04072-000, in order to deliberate on the following Agenda:

a). ratification of the special grant of share purchase options, duly approved during the meeting of the Board of Directors celebrated on June 28th, 2010, according to the Share Purchase Option Plan previously approved.

The Company informs that the following documents are available to the Shareholders, at the Company's headquarters, in its Investor Relations website (www.tam.com.br/ri), as well as on the sites of the São Paulo Stock Exchange, BM&FBOVESPA (www.bmfbovespa.com.br) and of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br): (i) Manual for Attendance at the Shareholders' Meeting, which contains all information required by CVM Instructions 480/09 and 481/09, on the matters to be examined and discussed.

General Instructions:

Pursuant to article 1 of CVM Instruction 165/91, with the amendments introduced by CVM Instruction 282/98, the minimum percentage of voting capital for applying for adoption of the multiple voting process for election of the member of the Board of Directors is five percent (5%). Under article 126 of Law 6404/76 and subsequent amendments, all shareholders holding Company shares may attend the Meeting hereby called, by themselves, their legal representatives or their attorneys in fact, as long as such shares are registered in their name with the depositary financial institution responsible for the Company share service, Banco Itaú S.A., up to twenty-four (24) hours prior to the date indicated in this Notice of Meeting, as established in the Company's By-Laws.

According to article 1 of CVM Instruction no. 165/91, with the amendments introduced by CVM Instruction no. 282/98, the minimum percentage of the voting capital to request the adoption of the multiple vote process for the election of the member of the Board of Directors is five percent (5%). Under the terms of article 126 of Law no. 6.404/76, and further amendments, all shareholders holding Company shares may attend the General Meeting hereby called by themselves, their legal representatives or their attorneys in fact, as long as such shares are registered in their name with the depositary financial institution responsible for the Company shares service, Banco Itaú S.A., up to twenty- four (24) hours prior to the date indicated in this Notice of Meeting, as established in the Company's By-Laws.

The Shareholders shall arrive before the hour appointed for the beginning of the General Meeting, with the following documents:

•         identification document and statement issued by the custodian agent, indicating the ownership interest;

•         in the event of not being able to attend the Meeting, the shareholder can be represented by an attorney in fact, pursuant the legal requirements;

•         For the purpose of speeding up the process and facilitating the General Meeting’s work, the evidence of title to the shares and the power of attorney may, at the shareholders' discretion, be delivered at the Company's Headquarters, preferably up to two (2) business days before the date scheduled for the General Meeting.

•         Any clarifications which may be required may be obtained on the Investor Relations Website – www.tam.com.br/ir.

São Paulo (SP), October 19th, 2010.

MARIA CLÁUDIA OLIVEIRA AMARO

Chairman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 19, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.